King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 www.kslaw.com Keith M. Townsend ktownsend@kslaw.com T 404.572.3517 F 212.556.2222

April 7, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Irene Barberena-Meissner
Loan Lauren Nguyen

Re:	Riverview Acquisition Corp.
Draft Registration Statement on Form S-1
Confidentially submitted March 3, 2021
CIK 0001846136

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated March 30, 2021, to Mr. R. Brad Martin, Chairman and Chief Executive Officer of Riverview Acquisition Corp. (“Riverview” or the “Company”) regarding the Draft Registration Statement on Form S‑1 confidentially submitted on March 3, 2021 (the “Draft Registration Statement”). Simultaneously with the submission of this letter, the Company is filing the Registration Statement (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter and certain other changes.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Draft Registration Statement on Form S‑1

Prospectus Summary
General, page 2

1.
You disclose here and throughout your prospectus that you will consider a target in a variety of industries. In addition, you disclose that your efforts will be focused on finding companies which you believe have significant growth prospects in an attractive industry with a clear and identifiable pathway to free cash flow generation and growth, and that you intend to identify a target enterprise where our experience, relationships, and expertise will add value to the company’s strategic outlook and operations. However, you also state on page 7 that your existing officers and directors have agreed (and future officers and directors will be required to agree) not to participate in the formation of, or become an officer or director of, any blank check company focused on seeking businesses providing technological services to the financial services industry. You further state on page 47 that you intend to engage in the business of identifying and combining with one or more businesses, with a focus on financial technology businesses. We also note your other references to the financial technology industry and financial services industry in your prospectus. Please revise to provide clear and consistent disclosure regarding the industry on which you intend to focus for your business combination.

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 5-7, 75, and 79-80 to reflect its intent to focus on consumer-focused enterprises, including e-commerce, on the energy services and renewables sector and on the insurance and financial services sector, given our management’s unique operating and investment experience. We have removed disclosures focusing on the financial technology industry that the Staff highlighted in its letter, due to the Company’s focus on the aforementioned industries.

April 7, 2021

Limited Payments to Insiders, page 29

2.
Please revise to clarify here that Riverview Sponsor Partners, LLC has committed to loan you up to an aggregate of $300,000 to be used for a portion of the expenses of this offering and that these loans are non-interest bearing, unsecured and due at the earlier of December 31, 2021 or the completion of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Registration Statement.

Risk Factors
Our amended and restated certificate of incorporation will provide, subject to limited exceptions that the Court of Chancery, page 60

3.
We note your disclosure here and on page 120 that your amended and restated certificate of incorporation forum will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s exclusive forum provision provides that only certain matters are required to be litigated in the Court of Chancery of the State of Delaware. This provision follows established Delaware law (see 8 Del. C. Sec.115). Accordingly, the Company’s exclusive forum provision is not intended to apply to claims arising under Securities Exchange Act of 1934. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act of 1933, inasmuch as Section 22 of the Securities Act, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added risk factor disclosure on page 62 regarding the impact that the exclusive forum provision may have on its stockholders and on pages 125 and 126 to clarify the application of its exclusive forum provision. The Company undertakes to include similar risk factor disclosure in future filings with the Commission.

April 7, 2021

Principal Stockholders, page 105

4.
Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Riverview Sponsor Partners, LLC.  Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

In response to the Staff’s comment, the Company has revised its disclosure on page 110 of the Registration Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or myself at (404) 572-3517 if you have any questions regarding this letter or the Draft Registration Statement.

Very truly yours,

/s/ King & Spalding LLP

King & Spalding LLP

Keith M. Townsend
Partner